UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34900

TAL EDUCATION GROUP

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

	By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer
Date: July 26, 2013

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Exhibit Index

Exhibit 99.1 - Press Release

Exhibit 99.2 - Notice of Annual General Meeting

Exhibit 99.3 - Form of Proxy for Annual General Meeting

Exhibit 99.4 - Voting Card for American Depositary Shares

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